FRANKLIN STRATEGIC SERIES

One Franklin Parkway

San Mateo, CA 94403-1906

Tel 650.312.2000

July 22, 2015

Via EDGAR Transmission

Alison T. White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:                   Franklin Strategic Series (Registrant)

(File Nos. 811-06243, 033-39088)

Dear Ms. White:

On behalf of the above-referenced Registrant, below are the Registrant’s responses to the comments of the staff (Staff) of the U.S. Securities and Exchange Commission (Commission) that were provided via telephone to Kristin H. Ives, Esq. on June 5, 2015, with regard to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A as filed with the Commission on May 15, 2015 (Amendment) under the Securities Act of 1933 (1933 Act) and the Investment Company Act of 1940 (1940 Act).  The Amendment was filed in order to register the shares of a new series of Registrant, the Franklin Flexible Alpha Bond Fund (Fund), under the 1933 Act, and to register the Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

General Comment

1.                  Comment:  Please include a Tandy representation in the Fund’s response letter.

Response:  The Fund has included the Tandy representation below.

Prospectus Comments

2.                  Comment:  Please update the ticker symbols for each class of shares of the Fund on the front page of the prospectus when available.

Response:  The available ticker symbols have been included on the front page of the prospectus.

3.                  Comment:  Please confirm that the fee waiver and expense limitation agreement will be filed as an exhibit in the Registrant’s Part C.

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Ms. Alison White

July 22, 2015

Response:  The fee waiver and expense limitation arrangements for the Fund are not contained in a written agreement and, therefore, will not be attached as an exhibit to the registration statement.  As noted in the footnote to the Annual Fund Operating Expenses table, these arrangements may not be changed or terminated during the time periods set forth in the footnote.  The disclosure contained in that footnote has been reviewed and commented on by the Staff previously and the disclosure had been revised accordingly in response to prior Staff comments.

4.                  Comment:  If there will be an opportunity for the investment manager to recoup any fees waived under the fee waiver, please disclose the terms of the recoupment here.

Response:  Management does not recoup fees waived under the fee waiver.

5.                  Comment: Please confirm that Expense Example takes into account all waivers and reimbursements of fees and expenses (including the transfer agent’s waiver for Class R6 shares of the Fund) for the duration of the contractual fee and expense waiver agreements.

Response:  The lead-in to the expense Example has been revised to clarify that all of the fee and expense waivers as set forth in the Annual Fund Operating Expenses table are taken into account for the one-year numbers only.

6.                  Comment:  Please reconcile the investment goal of the Fund with the first sentence in the Principal Investment Strategies section on page 4 of the prospectus.

Response:  We have revised the first sentence of the Principal Investment Strategies section accordingly.

7.                  Comment:  On page 4, in the Principal Investment Strategies section, please define the phrase “full market cycle.”

Response:  The phrase “full market cycle” has been defined on page 4 and page 12 of the prospectus.

8.                  Comment:  Please supplementally describe how derivatives will be calculated for purposes of the Fund’s 80% test.  It is the SEC Staff’s position that the 80% test required under Rule 35d-1 under the 1940 Act is an asset-based test, not an exposure test and that, accordingly, the Fund may not use notional value for purposes of Rule 35d-1.

Response:  For purposes of the 80% test, the value of the derivatives in which the Fund will invest will be calculated in the same way that the value of derivatives are calculated when calculating the Fund’s net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of calculating the Fund’s net asset value.

9.                  Comment: The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives, as appropriate.

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Ms. Alison White

July 22, 2015

Response: We have reviewed all of the prospectus derivatives-related disclosure in light of the comment above. We believe that the disclosure provides specific uses and risks regarding derivatives in which the Fund will invest and is consistent with applicable standards.

10.              Comment:  Please disclose the maximum percentage limitation to which the Fund may be exposed to derivative instruments.

Response:  The Registrant believes that the current level and placement of disclosure regarding the Fund’s anticipated use of derivative instruments appropriately describes the Fund’s intended use thereof.  Any fund’s use of derivatives may be measured in a variety of ways, e.g., contractual value, notional value, delta-adjusted current notional value or market value, depending upon a number of factors, including the particular type of derivative instrument and how the derivative instrument is traded or settled.  Therefore, the Registrant believes that disclosing percentage limitations may not be the most appropriate method of conveying to investors a fund’s proposed or anticipated use of particular derivative instruments or the risks related thereto.

11.              Comment:  Please define “weighted average portfolio duration” in the Fund’s prospectus.

Response:  We have revised the Fund Summary – Principal Investment Strategies section of the prospectus to include a definition of “weighted average portfolio duration.”  In addition, a fuller definition is included in the Fund Details – Principal Investment Policies and Practices section of the prospectus.

12.              Comment:  Please confirm whether the Fund’s investment in exchange-traded funds (ETFs) is a principal investment strategy of the Fund.  If so, please add the appropriate risk disclosure.

Response:  Investments in ETFs are not expected to be a principal investment strategy for the Fund.  The reference to ETFs has been removed from the Fund Summary and Fund Details sections of the prospectus.

13.              Comment:  Please supplementally confirm that ETF fees and expenses are taken into account when determining that the Acquired Fund Fees and Expenses line item is not necessary for the Annual Fund Operating Expenses table.

Response:  The Registrant confirms that, even considering potential ETF expenses, the Fund’s acquired fund fees and expenses are currently expected to be less than 0.01% and, therefore, a line item for acquired fund fees and expenses would not be required.

14.              Comment:  Please confirm whether the Fund’s investment in convertible securities is a principal investment strategy of the Fund.  If so, please add the appropriate risk disclosure.  In addition, if the Fund is expected to invest in contingent convertible bonds (CoCos), please provide specific strategy and risk disclosure to that effect.

Response:  Investments in convertible securities are not expected to be a principal investment strategy for the Fund.  The reference to convertible securities has been removed from the Fund Summary section of the prospectus.  In addition, the Fund’s investments in CoCos, if any, are also not expected to be a principal investment strategy of the Fund.  In light of the Fund’s possible investment in CoCos, a description of CoCos and their risks have been included in the Fund’s statement of additional information (SAI).

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Ms. Alison White

July 22, 2015

15.              Comment:  In light of the Federal Reserve Board’s anticipated tapering of quantitative easing and the possible rise in interest rates, along with changes in the size and structure of the bond market (See, e.g., Risk Management in Changing Fixed Income Market Conditions, IM Guidance Update (2014-01) (January 2014)), please consider including risk disclosure addressing the possibility of heightened volatility, reduced liquidity, and valuation difficulties that may impact fixed income markets in both the Fund Summary and Fund Details sections of the prospectus.  Consider including a specific reference to the tapering of quantitative easing in the Fund Details section of the prospectus.

Response:  The Franklin Templeton Investments (FTI) complex has thoroughly reviewed the risk disclosure for its funds, especially in light of the Federal Reserve Board’s tapering of quantitative easing and the possible rise in interest rates, and made appropriate revisions to the disclosure.  For example, the Interest Rate and Liquidity risks set forth in the Fund Summary and Fund Details sections of the prospectus include a discussion of the risks that governmental policy (including changes in a central bank’s implementation of specific policy goals) may have a substantial impact on interest rates and may lead to liquidity difficulties and volatility.  The Fund’s SAI includes a fuller and more detailed discussion about the Federal Reserve Board’s tapering of quantitative easing and its potential effects on the bond market in the Liquidity risk section.  The Registrant believes that the disclosure regarding changes to governmental policy in a broader sense is more appropriate in the prospectus than a detailed discussion of the Federal Reserve Board’s tapering of quantitative easing because any changes in governmental monetary policy in any country or region could have an effect on relevant market interest rates and liquidity.

16.              Comment:  By reference to the second paragraph under High-Yield Debt Securities risk in the Fund Summary, please confirm whether the Fund’s investment in floating rate investments in connection with highly leveraged transaction is a principal strategy of the Fund. If so, please specifically include a strategy to that effect in the Principal Investment Strategies section.

Response:  The Fund’s investment in floating rate investments in connection with highly leveraged transactions is part of the overall strategy of investing in floating rate instruments in general and is not a separate investment strategy.  Therefore, the Registrant has not changed the referenced disclosure.

17.              Comment:  In the Principal Risks section of the Fund Summary, consider whether emerging markets risk should be set forth as its own risk, instead of combined with Foreign Securities risk.

Response:  The disclosure in the Fund Summary regarding emerging markets investments has been revised. The Registrant believes the Foreign Securities risk is appropriate as provided.

18.              Comment:  Please disclose in the prospectus that the Fund’s investments in illiquid securities will be limited to 15% of the Fund’s net assets at all times.

Response:  As stated in Comment No. 24 below, the Fund’s illiquid securities policy has been added to its SAI and reads as follows: “The Fund may not invest more than 15% of its net assets in illiquid securities.” Because the Fund’s investment in illiquid securities is not a principal strategy of the Fund, the Registrant has not included the policy in the prospectus.

Furthermore, under the Fund’s illiquid security policy, once the Fund’s 15% limit on illiquid securities has been reached, the Fund will make future investments in liquid securities and instruments until the amount of the Fund’s illiquid investments is less than 15%.  However, the Fund would not be forced to sell its illiquid security holdings if its illiquid security holdings exceed 15% of net assets as a result of changes in the value of portfolio holdings or circumstances beyond its control.

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Ms. Alison White

July 22, 2015

The Registrant believes that this policy is consistent with applicable Commission guidance and current market practice. (See Revisions of Guidelines to Form N-1A, Investment Company Act Release No. 18612 (March 20, 1992) (“[t]he revised Guidelines will permit a mutual fund to invest up to 15% of its net assets in illiquid securities”). (emphasis added). See also, Money Market Fund Reform, Investment Company Act Release No. 29132 (February 23, 2010) (“a money market fund cannot acquire illiquid securities if, immediately after the acquisition, the fund would have invested more than five percent of its total assets in illiquid securities”) (emphasis added).)

19.              Comment:  On page 13, under Interest Rate risk in the Fund Details section of the prospectus, the disclosure refers to “average weighted portfolio maturity.”  In light of the discussion of both “average weighted portfolio maturity” and “average weighted portfolio duration” throughout the prospectus, please provide a description of the difference between the two terms.

Response:  The requested disclosure has been added.

20.              Comment:  The Fund Details - Principal Risks section includes risk disclosure, such as Income risk, that is not found in Fund Summary - Principal Risks section.  Because the Item 4 (Fund Summary) disclosure should be based on the information given in Item 9 (Fund Details), please revise the Fund Summary and Fund Details principal risks so as to make them consistent with one another.

Response:  We have adjusted the references to the Fund’s risks accordingly.

21.              Comment:  Under the Management section of the prospectus, when discussing the availability of the Fund’s shareholder report, please provide the date of the report and type.

Response:  The requested disclosure has been added.

22.              Comment:  Under the Telephone/Online Privileges section, please consider briefly explaining what risks are associated with a shareholder’s consenting to sending and receiving personal financial information over the Internet.

Response: The requested disclosure has been added.

23.              Comment:  In the Revocation of trades section of the prospectus, please disclose the timeframe for revoking executed purchase orders.

Response:  The Registrant understands that the Staff’s policy is to only permit a time frame of up to two days to cancel or revoke a trade, and Registrant seeks to administer its policy consistent with such guidelines.  However, as its policy is an internal policy, the Registrant respectfully declines to include such disclosure in the Fund’s prospectus.

SAI Comments

24.              Comment:  In the Goals, Strategies and Risks section of the SAI, please disclose that the Fund’s investments in illiquid securities will be limited to 15% of the Fund’s net assets.

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Ms. Alison White

July 22, 2015

Response: The Fund’s illiquid securities investment policy has been included in the SAI.  Also, please see the Registrant’s response to Comment No. 18 above.

25.              Comment:  Under the Fundamental Investment Policies section of the SAI, the Fund states that, as a fundamental investment policy, it may not “invest more than 25% of the Fund's net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies)” (emphasis added).  Please note that to the extent that the Fund is invested in underlying funds, the SEC takes the position that the Fund should look through to the holdings of the underlying funds to monitor its industry concentration policy.  Accordingly, when the Fund determines its underlying concentration, please confirm that it will look through affiliated funds and will not ignore information about unaffiliated funds.

Response: The Registrant confirms that it will monitor its policy regarding concentration in light of the policies of the underlying funds in which it invests.

26.              Comment: With respect to the section entitled Segregation of assets under the Borrowing section of the SAI, please confirm that, if a Fund sells or writes credit default swaps, the full notional value of the credit default swap will be covered in accordance with Section 18 of the 1940 Act.

Response: To the extent that the Fund sells or writes credit default swaps, the Fund currently intends to cover the full notional value of such swaps.

27.              Comment:  By reference to the Redemptions in kind section of the SAI, consider adding similar disclosure to the Fund’s prospectus, including that shareholders receiving redemptions in kind are likely to incur brokerage costs.

Response: The requested disclosure has been added.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 312-2018, or Kristin H. Ives at (215) 564-8037 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L Skidmore

Karen L. Skidmore

Vice President and Secretary

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